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                              May 2, 2024

       Guida Sajdak
       Chief Financial Officer and Executive Vice President
       Western New England Bancorp, Inc.
       141 Elm Street
       Westfield, MA 01085

                                                        Re: Western New England
Bancorp, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            File No. 001-16767

       Dear Guida Sajdak:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Item 1. Business
       Commercial Real Estate Loans and Commercial and Industrial Loans, page 8

   1.                                                   We note your discussion
of commercial real estate (   CRE   ) loans beginning on page 8
                                                        and the tabular
disclosure on page 10 detailing the composition of your gross loan portfolio. Given the
significance of CRE in your total loan portfolio, please revise future filings on Forms 10-Q
and 10-K to further disaggregate the CRE loan composition by separately presenting
the components of this portfolio by key borrower type (e.g., office, hotel, etc.). This
could be similar to, but not necessarily the same as, the CRE detail included in Exhibit
99.2 of your 8-K dated April 23, 2024. Please also revise future filings to disclose whether the
loans are owner occupied or non-owner occupied. In addition, to the extent that there
are geographic concentrations or other characteristics (e.g., current weighted average and/or
range of loan-to-value ratios, occupancy rates, etc.) material to
                                                        an investor   s
understanding of your CRE loan portfolio, include those details in future filings.
       Concentrated Commercial Real Estate Lending Regulations, page 30
 Guida Sajdak
Western New England Bancorp, Inc.
May 2, 2024
Page 2

2. We note your disclosure that when a concentration is present, management must employ heightened risk management practices. In future filings, please enhance your disclosures, here or elsewhere as appropriate, to describe any specific risk management policies, procedures, or other actions undertaken by management in response to the current environment.
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 69

3. We note your disclosures regarding primary sources of liquidity. We also note that Exhibit
         99.2 of your Form 8-K dated April 23, 2024 includes deposit beta information. Please revise your other future filings, such as 10-Qs and 10-Ks, to incorporate disclosures regarding deposit beta and how you calculate it.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lory Empie at 202-551-3714 or Cara Lubit at 202-551-5909 with any questions.



FirstName LastNameGuida Sajdak                                Sincerely,
Comapany NameWestern New England Bancorp, Inc.
                                                              Division of
Corporation Finance
May 2, 2024 Page 2                                            Office of Finance
FirstName LastName